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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934





                              Tadeo Holdings, Inc.
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                                (Name of Issuer)



                    Common Stock, Par Value $0.0001 Per Share
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                         (Title of Class of Securities)



                                    873589105
                 ----------------------------------------------
                                 (CUSIP Number)



       MultiMedia Access Corporation, Glenn Norem, Chief Executive Officer
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     2665 Villa Creek Drive, Suite 200, Dallas, Texas, 75234, (972) 488-7200
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 24 , 1998
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).




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                                   SCHEDULE 13D

-----------------------                                     --------------------
CUSIP No. 873589105                                           Page 1 of 4 Page
-----------------------                                     --------------------

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     MultiMedia Access Corporation
                     IRS Identification No. 75-2528700
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                 (b) [x]
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3      SEC USE ONLY
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4      SOURCE OF FUNDS

                      00 and AF
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)   [ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
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Number of            7       SOLE VOTING POWER
Shares Owned                 1,240,310 of the shares owned 1,240,310
By Each
Reporting
Person With         ------------------------------------------------------------


                     8       SHARED VOTING POWER
                             None
                    ------------------------------------------------------------

                     9       SOLE DISPOSITIVE POWER
                             1,240,310 of the 1,240,310 shares owned
                    ------------------------------------------------------------

                     10      SHARED DISPOSITIVE POWER
                             None
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,240,310 shares of the 15,042,813 issued and outstanding
            common shares
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                   [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     8.2%
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14     TYPE OF REPORTING PERSON
                   CO
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Item 1. Security and Issuer.

            This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock") of Tadeo Holdings, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 42705 Grand River Avenue, Suite 101, Novi, Michigan, 48375.

Item 2. Identity and Background.

            This Statement is being filed by MultiMedia Access Corporation, a Delaware corporation ("MultiMedia").

            MultiMedia's principal business address is 2665 Villa Creek Drive, Suite 200, Dallas, Texas, 75234. MultiMedia was incorporated under the laws of the state of Delaware. MultiMedia designs, manufactures and markets advanced, standards-based video communications systems that provide enterprise-wide solutions for business customers.

            During the last five years MultiMedia, its officers, contolling persons and directors have not (i) been convicted in a criminal proceeding or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            On September 24, 1998 MultiMedia acquired 1,240,310 shares of Common Stock in the Company in exchange for 1,000,000 shares of MultiMedia's common stock.

Item 4. Purpose of Transaction.

            MultiMedia acquired the Common Stock for investment purposes and as a way to promote joint technological development by Astratek (a subsidiary of the Company) and MultiMedia.

Item 5. Interest in Securities of the Issuer.

            MultiMedia beneficially owns, in the aggregate, 1,240,310 shares of Common Stock or 8.2% of the outstanding shares of Common Stock as of the date hereof.

            Of the 1, 240,310 shares of Common Stock beneficially owned by the MultiMedia, MultiMedia possesses the sole power to dispose of, direct the disposition of and vote 1,240,310 shares. On September 24, 1998 MultiMedia acquired 1, 240,310 shares of Common Stock in the Company in exchange for 1,000,000 shares


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of MultiMedia's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships between the MultiMedia and anyone, with respect to securities of the issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.01 -- Stock Purchase Agreement, dated September 24, 1998, by and between Multimedia Access Corporation and Tadeo Holdings, Inc.












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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 25, 1998



                                            By: /s/  Glenn  A.  Norem
                                               --------------------------------
                                                Glenn A. Norem
                                                Chief Executive Officer
                                                MultiMedia Access Corporation



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                              INDEX TO EXHIBITS


Exhibit
Number                         Description
------                         -----------
99.01       Stock Purchase Agreement, dated September 24, 1998, by and between
            Multimedia Access Corporation and Tadeo Holdings, Inc.